January 28, 2008

United States Securities and Exchange Commission

Division of Corporation Finance

100 F Street, N.E.

Washington, D.C. 20549

Attn: Michael Fay, Branch Chief

Re:  Steinway Musical Instruments, Inc.

File No: 001-11911

Form 10-K: For the Fiscal Year Ended December 31, 2006
Form 8-K Furnished November 8, 2007

Dear Mr. Fay:

Thank you for your letter dated December 27, 2007 and for extending the time for response to January 28, 2008. This letter sets forth the response of the registrant, Steinway Musical Instruments, Inc. (the “Company”), to the Staff’s letter of comment dated December 27, 2007. For the convenience of the Staff, the Company has set forth below each of the Staff’s comments followed in each case by the Company’s response.

Form 10-K: For the Fiscal Year Ended December 31, 2006

Item 6. Selected Financial Data, page 22

COMMENT NO. 1: Please briefly describe or cross-reference to disclosure elsewhere in your filing that addresses the significant factors and/or items that have materially affected the comparability of the data presented in your table of selected financial data.  At a minimum, it appears that such disclosure would be appropriate for “income from operations,” “net (loss) income” and “margins” for 2006 and 2003. Additionally, disclose the cash dividends per common share.  Refer to Instruction 2 to Item 301 of Regulation S-K for further guidance.

RESPONSE: In future filings, the Company will disclose cash dividends per common share.  The Company will also include specific footnotes under the table to briefly describe significant items materially impacting comparability of the selected consolidated financial data presented with appropriate cross-references in all future filings. Using the example of the provision for doubtful accounts, such footnotes will appear as follows:

“X) In 2006 our income from operations was adversely affected by a significant increase in our provision for doubtful accounts resulting from the bankruptcy filings of two large band division customers. For additional details see Item 7, Management’s Discussion and Analysis of Financial Condition and Results of Operations.”

Overview, page 23

COMMENT NO. 2: Your disclosure of the percentages of sales recognized by location for the piano and band segments for 2006 is not consistent with the revenue information disclosed for the segments in Note 17 (Segment Information) to the financial statements. Please explain to us the reason for the differences.

RESPONSE:  The revenue information in Note 17 reports the amount of revenues sold by the Company’s two reportable segments with a further breakdown by country of domicile, material foreign countries and all other foreign countries in total. The Company believes that this approach conforms to the standard set forth in Regulation S-K Item 101(d) to provide specified information “attributed to” the Company’s country of domicile and foreign countries as well as the requirements of SFAS No. 131.

The percentage of sales disclosed in the Overview section is based on the amount of sales made in, or to, the Company’s country of domicile (the U.S.), and all foreign countries (grouped by geographic location). The difference is primarily attributable to sales made by the Company’s U.S. based facilities that are exported to customers in other countries. These sales are included in the revenue reported for U.S. operations in Note 17, but are included in the country of destination for purpose of computing the percentages disclosed in the Overview. Management believes that financial statement users find both the percentage of sales sold by entities in a particular geographic area and sales into a geographic area useful, and, therefore, the Company has historically disclosed both. There is no difference in the total revenue amount or revenues by segment on which the reported percentages are based.  In future filings, the Company will refer readers from the Overview section to Note 17 for segment information and expand its disclosure by including the basis of attributing revenue in its segment information section as follows:

“Information reported under each geographic heading is based on the location of the Company’s facility responsible for generating such sales regardless of the location of the external customer, which is consistent with how the Company’s chief operating decision maker reviews and evaluates performance.”

Item 8. Financial Statements and Supplementary Data

2. Significant Accounting Policies, page 44

COMMENT NO. 3: Please tell us and expand Note 2 to your financial statements to disclose where shipping and handling costs and related amounts billed to customers are classified in your statement of operations. If shipping and handling costs are significant and are not included in your cost of sales, your expanded disclosure should state both the amount(s) of such costs and the line(s) on the income statement that include such costs. Refer to paragraph 6 of EITF 00-10 for further guidance.

RESPONSE: In accordance with EITF 00-10, shipping and handling fees that are billed to a customer are included within net sales and the related costs are reported within cost of sales.  Amounts are not material. In future filings, the Company will expand its disclosure to state “Shipping and handling fees that are billed to a customer are included within net sales and the related costs are reported within cost of sales. Amounts are not material.”

Revenue Recognition, page 44

COMMENT NO. 4: In accordance with Rule 5-03(1) of Regulation S-X, please separately disclose the amount of revenue obtained from restoration services and rentals, either on the face of your statements of operations or on the notes to the financial statements. If such revenue is not material, please disclose such fact.

RESPONSE:  Amounts of revenue obtained from restoration services and rentals are not material.  In future filings, the Company will expand its disclosure to state “Revenues obtained from restoration services and rentals are not material and are included in net sales.”

Accounts, Notes, and Other Receivables, Net, page 45

COMMENT NO. 5: We note that you recorded provisions for doubtful accounts in 2006 coincident with the bankruptcies of two large band dealers.  Please explain to us the basis for the timing of when these provisions were recorded. From your disclosure on page 30, we note that it may be many months (as many as 12) before payments are received with regard to accounts associated with band instrument dealers. In view of this extended payment period, explain to us generally, and specifically for those two dealers, how you monitor accounts for collectibility on an ongoing basis and when you determine accounts to be uncollectible for purposes of recording a provision. Specifically, with regard to these two dealers, explain to us why you were not able to assess the potential for uncollectibility of receivables until they filed for bankruptcy. Include in your response a schedule of sales made to these dealers within a year of when you became aware of their respective bankruptcies and an aging of receivables at these dates for each.

RESPONSE:  The two dealers in question were two of the largest and most successful dealers in the band instrument industry – Brook Mays and The Woodwind & Brasswind (“WW&BW”). The Company had been selling products to both for decades without any meaningful collection problems. In fact, neither dealer participated in the receivable dating program described in the Company’s Form 10-K (see response to Comment No. 6 for discussion on receivable dating program). However, since these dealers were important, long-standing customers, it was normal and customary for the Company to allow them leeway in timing of payments.  Nevertheless, historically these customers had always paid down their receivable balances. In both cases, the bankruptcies were precipitated by unfavorable judgments in lawsuits (libel and a company acquisition contract dispute) which were peripheral to their core businesses, but were material and impacted the financial status of the entities. In one instance, although the Company was aware of the lawsuit, the dealer had indicated that his insurance would cover any unfavorable outcome. In the other instance, the existence of the lawsuit had not been disclosed to the Company and its outcome was an unexpected event. Because these unfavorable litigation outcomes were not anticipated and were directly responsible for the bankruptcies which occurred shortly thereafter, the Company could not have reasonably foreseen the collection issues in advance of these events. Once these events were known, the Company reacted and accounted for the exposures appropriately.

As a general matter, the Company monitors customer accounts for collectibility based on the payment performance, a review of customers’ financial information, discussions with management of the customer, and information gained by the Company’s internal sales staff to determine issues arising with the customers that could impact collection. The Company also provides a non specific reserve for all customers, based upon historical write-off experience, and reviews the accounts receivable aging on a formal basis not less than quarterly to assess the need for specific accounts receivable reserves. Accounts which are considered to represent a higher risk for collection are placed on a “watch list.”  Inclusion on the watch list is based on several considerations, including but not limited to, the customers present account balance, delinquency, if any, historic payment patterns, recent performance trends, and changes in ownership or customer operating personnel. Inclusion on the watch list usually results in a specific reserve being provided on the accounts receivable and more careful monitoring and decision making relative to the extension of credit, if any, to the customer.  The specific reserve percentage will vary depending on the severity of the situation.  Should an account be placed with a third party collection agency, or a customer file for bankruptcy protection or otherwise be deemed uncollectible, the Company generally reserves the majority of the account balance, depending on the specific facts and circumstances (for example, if the Company has a secured interest in collateral it will factor that into its reserve determination).

Brook Mays received a preliminary judgment on the lawsuit in December 2005, which the dealer stated was not only covered by insurance but would be appealed, in its view, successfully.  Although less than 2% of Brook Mays’ receivables were over 60 days as of December 31, 2005, because of this development, the Company increased its monitoring of this dealer and began to work with the dealer to structure a payment plan.  At December 31, 2005, there was no indication of a potential bankruptcy filing and the Company expected to get paid by this dealer. However, based on an evaluation of the facts, the Company believed it appropriate to reserve for a portion of the outstanding balance in the amount of $618,000.  In the first quarter of 2006, the Company required cash payment for any sales, and required that the dealer supplement each payment with additional funds to apply to the dealer’s outstanding balance.  The total receivable balance decreased $343,000 from December 31, 2005 to March 31, 2006 due to payments received by the dealer.

At March 31, 2006, the Company had a specific reserve of $577,000 for this dealer which covered more than 100% of the outstanding balance in excess of ninety days.  The accounts receivable aging at March 31, 2006 for this dealer was as follows:

Total Balance	Current	1-30	31-60	61-90	91-120	120-180	181-365	365+
4,806,142	1,020,588	1,225,039	623,501	1,445,436	458,886	22,624	6,223	3,845

This dealer received the final judgment on the lawsuit in early July 2006 and filed for bankruptcy shortly thereafter. Accordingly, the Company recognized an additional $4.3 million of bad debt expense in the second quarter of 2006.

Sales to Brook Mays in the twelve months preceding the bankruptcy were as follows:

Time Period	Sales
July – September 2005	$2,359,672
October – December 2005	$1,855,924
January-March 2006	$746,372
April – June 2006	$393,178

The court enforced the judgment against the second dealer, WW&BW, in September 2006. At that time this dealer indicated he was working to secure additional funding to meet cash flow needs. From September 2006 through November 2006 the Company was actively working with WW&BW on structuring a payment plan and was not aware of a pending bankruptcy filing. This dealer continued to make payments to the Company through October 2006 and the Company’s expectation was to collect on the receivable. WW&BW filed for bankruptcy protection on November 21, 2006 and accordingly the Company recorded an additional $3.0 million in bad debt expense in the fourth quarter of 2006 relating to the unsecured portion of the receivable.

During the quarter prior to the bankruptcy, the Company had a reserve of $83,000 against the WW&BW receivable balance which covered more than 100% of the receivables outstanding in excess of ninety days. The accounts receivable aging at September 30, 2006 for this dealer was as follows:

Total Balance	Current	1-30	31-60	61-90	91-120	120-180	181-365	365+
3,313,069	2,151,792	95,450	652,284	365,033	13,322	1,519	7,743	25,924

Sales to this dealer in the twelve months preceding the bankruptcy were as follows:

Time Period	Sales
December 2005-February 2006	$2,429,605
March – May 2006	$2,599,527
June – August 2006	$1,943,814
September – November 2006	$1,188,875

COMMENT NO. 6: In conjunction with the preceding comment, please explain to us how the extended payment period associated with your accounts receivables satisfies the revenue recognition criteria that “collectibility is reasonably assured” such that the revenue associated with these receivables may be recognized at the time of sale. Our concern is the effect that your policy has on the timing of revenue recognition if collectibility of the associated receivables is not determinable until subsequent ability to pay is determinable, or at a later time when payment becomes due.

RESPONSE: Extended payment periods (e.g. receivable dating program as described in Form 10-K) are common practice within the band instrument industry and are offered by all major competitors. This practice, often referred to as a “fall dating program” is an accommodation between manufacturers’ need to produce evenly throughout the year and the correlation of the school music dealers’ sales activity to the school year.

The Company reviews the creditworthiness of dealers prior to offering fall dating payment terms. For all dealers, whether or not on fall dating program payment terms, the Company determines whether collectibility is reasonably assured based on the review of dealers’ historical payment performance, financial statement review, discussions with dealer management, and discussions with internal sales staff to ascertain whether any issues call into question the customer’s ability to make payment. Generally, if the Company determines that collectibility is an issue the Company does not offer fall dating program payment terms. If the Company has concerns about a dealer’s ability to meet regular payment terms, the dealer will be placed on “cash only” status, and will not be shipped goods until payment has been received.

The Company’s historical experience of selling on fall dating payment terms and the high cash collection rate support the Company’s position that collection is reasonably assured at the date of sale and therefore revenue recognition at that date is appropriate. Excluding the aforementioned bankruptcies and related accounts receivable write-offs, the Company’s history of write-offs as compared to sales is as follows:

Fiscal Year	Write-offs	Net Sales	% of Sales
2001	$221,198	$183,646,000	0.12%
2002	$24,013	$167,708,000	0.01%
2003	$1,296,917	$157,460,000	0.82%
2004	$131,503	$171,346,000	0.08%
2005	$1,892,095	$183,626,000	1.03%
2006	$421,000	$170,426,000	0.25%

Goodwill, Trademarks, and Other Intangible Assets, page 50

COMMENT NO. 7: We note from Note 17 to your financial statements that the Band & Orchestral segment has a consistent history of net losses with the potential for negative operating cash flows. In this regard, please explain to us how you have concluded that goodwill and trademarks assigned to this segment are not impaired. Provide us with a copy of your last impairment test performed in accordance with paragraphs 19-21 of SFAS 142, and explain to us how your determination of the underlying fair value is in accordance with paragraphs 23-25 of SFAS 142.  With regard to trademarks, tell us how your testing of impairment complies with paragraph 17 of SFAS 142 and provide us with a copy of your latest impairment test that clearly shows a determination of the underlying fair value in accordance with paragraphs 23-25 of SFAS 142.  Also, tell us how your analyses considered the reduction in order volume of large dealers due to changes in strategic growth initiatives and bankruptcies disclosed on page 24 – particularly the bankruptcies of the two largest dealers of this segment disclosed on page 23.

RESPONSE: The Band & Orchestral division has generated positive operating cash flows up to, and including, 2006.  As reported in the Note 17 and in the segment reporting included in previous filings with the Commission, with the exception of 2006, the Band & Orchestral division has consistently reported an operating profit.  The net losses for the Band & Orchestral segment appearing in Note 17 are largely due to the intercompany interest associated with the Company’s historical internal capital structure. Because the Band segment contains the parent corporation for all the Piano segment entities, debt incurred in connection with acquisitions outside the Band segment generated interest charged to the Band segment. Accordingly, the net losses reported did not necessarily correlate to poor operating performance.

Fiscal year 2006 was adversely impacted by the atypical provision for doubtful accounts ($9.2 million for band) discussed in the response to Comment No. 5. As noted, these bankruptcies resulted from non-operating difficulties experienced by two of the Company’s dealers. Absent that, the Band & Orchestral division would have had operating profits in 2006. Accordingly, the Company did not give the bankruptcies excess weight in its impairment analysis.

Certain recent issues such as the bankruptcies and the strike (which resulted in a transition to outsourcing some products) relate to specific, identifiable events which have impacted results but are considered transitory in nature. The band industry itself is very strong with consistent growth at the retail level fueled by the number of school children. The impact of dealer consolidations and/or bankruptcies, while affecting sales in the near-term, would not necessarily be indicative of any decline in the value of Company owned brands. Indeed, the success of newly offered sourced product is directly attributable to the fact that the Company is selling branded products under acquired trademarks.

In addition, the Company’s long-term plan includes further facility consolidation to improve margins. A fundamental difference between the two major full line acoustic, musical instrument manufacturers (Steinway Musical Instruments, Inc. and Yamaha) is the Company’s strategy to have the best brand names in each category. Accordingly, the Company’s history of growth has included numerous acquisitions of various well-known brands. Throughout the challenging transition from manufacturing all products to designing and sourcing a greater percentage of product, the value of the brand is what will allow the strategy to be successful.

Management considered various valuation approaches, including the income approach and market approach in estimating the fair value of the band and piano reporting units at July 31, 2006. The Company first valued the reporting units using a discounted cash flow method (“DCF”). The DCF method estimates the future cash flows that the reporting unit is expected to generate and discounts these cash flows to their present value, at a risk adjusted rate of return. The Company’s second methodology entailed the market approach, which was comprised of two fair value tests. The first test consisted of calculating the fair value of the net assets of the reporting units using EBITDA multiples. Management used comparable companies to determine EBITDA multiples for the respective reporting units and these multiples were applied to 2006 forecasted EBITDA. In the second test, the Company compared net assets of the reporting units to the total the allocated market capitalization of the consolidated entity. Based on these analyses, the Company determined that there was no impairment to either reporting unit. As requested, a copy of the July 31, 2006 valuation has been provided to the Commission. However, due to the confidential nature of the information contained therein, the Company has not included this within the Company’s EDGARized response.  The Company can confirm here, however, that this valuation analysis contained no indicators that required an impairment assessment.  In addition, nothing occurred from the impairment date through the filing date which caused management to question the recoverability of its goodwill or trademark assets.

In order to assess trademarks for potential impairment, management reviewed historical valuations of the trademarks and its trademark renewal and registration activity. Management considered the impact of the strike on its trademarks, but noted that the order volume and demand remained strong despite the strike. Management noted no other indicators of potential impairment. Accordingly, management used the comparison of the carrying value of its reporting units against the fair market value of the reporting units to support its trademark valuation.

Quarterly Financial Data (Unaudited), page 74

COMMENT NO. 8: Please disclose material extraordinary, unusual, or infrequently occurring items for each quarter presented pursuant to Item 302(A)(3) of Regulation S-K. For example, we note disclosures elsewhere regarding the impact of debt refinancing on the first and second quarters of fiscal 2006 and the provision for doubtful accounts on the second quarter for fiscal 2006.

RESPONSE: The Company will either disclose or cross-reference to disclosure of material extraordinary, unusual, or infrequently occurring items in its quarterly financial data footnote in all future filings.

Item 9A. Controls and Procedures, page 76

COMMENT NO. 9: The conclusion of your evaluating officers with respect to “disclosure controls and procedures” appears qualified in that you make specific reference to only a portion of the definition of such, as specified in Exchange Act rules 13a-15(e) and 15d-15(e). Please represent to us whether or not your disclosure controls and procedures were qualified with regard to any aspect of the definition, and if so, the facts and circumstances associated with this qualification. Ensure the conclusion of the evaluating officers included in subsequent periodic reports filed refers to all aspects of the definition of disclosure controls and procedures, as appropriate.

RESPONSE: The Company confirms that it did not intend to qualify its conclusion regarding disclosure controls and procedures and will revise its language in future filings as follows:

“Our principal executive officer and our principal financial officer, after evaluating together with management the design and operation of our disclosure controls and procedures have concluded that our disclosure controls and procedures (as defined in Exchange Act Rules 13a-15(e) and 15d-15(e)) were effective as of December 31, 200X, the end of the period covered by this report.”

Form 8-K Furnished November 8, 2007

Exhibit 99.1

COMMENT NO. 10: You have disclosed the non-GAAP measure “Adjusted EBITDA” as both a performance and a liquidity measure in your press release furnished on Form 8-K. However, we do not believe that you have adequately explained why the presentation of Adjusted EBITDA is useful to investors as a performance measure.  In this regard, tell us and expand your disclosure to discuss the usefulness as a measure of your core operating performance. In doing so, specifically disclose the relevancy of each adjusting item to the evaluation of the performance of your Company. As part of your response, please provide a sample of your expanded disclosure. Alternatively, discontinue the presentation of this measure.  To the extent that you continue to believe that Adjusted EBITDA is useful as a performance measure, please reconcile this measure to net income/loss and not to “income from operations.” Refer to item 10(e)(1)(i) of Regulation S-K, as well as Question 15 of our release titled “Frequently Asked Questions Regarding the Use of Non-GAAP Financial Measures,” for further guidance.

RESPONSE: When senior management evaluates the performance of the Company and its operating management it reviews comparative data with and without adjustments. Adjustments are items which management believes are not indicative of the core operating performance of the company; typically because they are either out of management’s control or they are not items which have a direct correlation to how management is completing its manufacturing or operating responsibilities. Indeed, the primary determinant of management bonuses is Adjusted EBITDA. Further, management believes that Adjusted EBITDA is useful to investors as a performance measure because virtually all analysts, fund managers, and other investors that communicate with the Company typically ask for two things: what is EBITDA and what are the items or abnormalities (i.e. Adjustments) that are not indicative of normal operating performance but affected EBITDA.

Management made adjustments for the unabsorbed overhead costs associated with the labor strike in the comparative year-ago periods because the dilutive impact of these costs on gross margins is not indicative of the Company’s normal manufacturing efficiency.

Management adjusted the charges relating to the step-up of inventory because the inventory was obtained via the acquisition of a subsidiary and therefore had an abnormally high cost. This cost is not comparable to the subsequent period in which the inventory is manufactured.

Management adjusted the loss on extinguishment of debt because it is misleadingly dilutive to the Company’s operating margin and not reflective of its core business performance.

The Company will expand its disclosure and reconcile Adjusted EBITDA to net income in subsequent filings or furnishings, as stated in the Response to Comment No. 11.

COMMENT NO. 11: You disclose that certain of your debt covenants are based upon “Adjusted EBITDA.” In this regard, we note that the disclosure of Adjusted EBITDA may be useful to an investor’s understanding of your Company’s financial condition and/or liquidity if such covenants are material to a debt agreement that is deemed to be material to your Company. To the extent that your non-GAAP measure is material to your debt agreements and associated liquidity, please expand your disclosure with regard to its usefulness to provide information including, but not limited to:

•                  the specific debt arrangements that include covenants associated with this measure and amount of related debt that is outstanding;

•                  the materiality of each debt arrangement and covenant to your liquidity and financial condition;

•                  the amounts or limits required for compliance with the material covenants to your debt arrangements that are based upon Adjusted EBITDA, as well as the calculated amounts of these financial covenant measures and/or ratios;

•                  the actual or reasonably likely effects of compliance or non-compliance with the related covenants on your financial condition and/or liquidity, and a statement with regard to your compliance with each.

We also note that when used as a liquidity measure, “cash flows from operating activities” is the most directly comparable GAAP measure, to which Adjusted EBITDA should be reconciled.  Please revise your reconciliation accordingly. As part of your response, please provide a sample of your proposed expanded disclosure. Refer to Question 10 and Question 12 of our release titled “Frequently Asked Questions Regarding the Use of Non-GAAP Financial Measures” for further guidance.

RESPONSE: The Company will include a reconciliation to both net income and cash flows from operating activities, and expand its disclosure in future filings or furnishings as follows:

“The Company uses the non-GAAP measurement Adjusted EBITDA, which it defines as earnings before net interest expense, income taxes, depreciation and amortization, adjusted to exclude non-recurring, infrequent, or unusual items. The Company uses Adjusted EBITDA because it is useful to management and investors as a measure of the Company’s core operating performance in that it eliminates the impact of items that are either out of operating management’s control or are otherwise unrelated to how well the Company is completing its manufacturing and operating responsibilities. In addition, the Company uses Adjusted EBITDA as the basis for determining bonuses for its managers.

The Company also believes Adjusted EBITDA is helpful in determining the Company’s ability to meet future debt service, capital expenditures and working capital requirements. The Company’s domestic credit agreement, which provides for borrowings up to $110.0 million and is a material credit agreement to the Company, contains a minimum Fixed Charge Coverage Ratio which is based on Adjusted EBITDA.  A minimum ratio of 1.1 to 1.0 is required to be met if the Company has had less than $20.0 million of availability on its line of credit in the last thirty days. At the end of the most recent period the Company had remaining borrowing availability on the line of credit of $xx.x million (net of letters of credit) and therefore, this covenant did not apply. Should this covenant apply and not be met, the Company could be required to make immediate repayment of its line of credit borrowings, if it were unable to obtain a waiver from the lenders.

 There are limitations in the use of Adjusted EBITDA because the Company’s actual results do include the impact of the noted Adjustments. Accordingly, Adjusted EBITDA should be used as a supplement to the comparable GAAP measures and should not be construed as a substitute for income from operations or net income, or a better indicator of liquidity than cash flows from operating activities, which are determined in accordance with GAAP.”

The Company acknowledges that it is responsible for the adequacy and accuracy of the disclosures in its filings; staff comments or changes to disclosures in response to staff comments do not foreclose the Commission from taking any such action with respect to the filing; and the Company may not assert staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

In the event that you are in need of further explanation or have additional questions regarding the information contained herein, please contact me directly via telephone at (781) 894-9770 or via facsimile at (781) 894-9803.

Sincerely,

/s/ Dennis M. Hanson
Dennis M. Hanson
Chief Financial Officer